E-Band Media, Inc.
                              16459 Pauhaska Place
                         Apple Valley, California 92307


October 21, 2010

H. Roger Schwall
Assistant Director
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, DC  20549

     Re: E-Band Media, Inc.
         Form 10-12G
         Filed June 14, 2010
         File No. 0-54117

Dear Mr. Schwall:

In response to your letter dated October 12, 2010, we reply as indicated below:

In response to item 1, we are filing herewith our amended Form 10.

In response to item 2, we believe we have made parallel changes throughout our amendment.

In response to item 3, we have prepared this letter addressing the changes to our filing with page numbers referring to the "red line" version of our amendment.

In response to item 4, we have made the necessary correction on page 2.

In response to item 5, we have added a new risk factor, number 21, on page 11.

In response to item 6, the revised disclosure concerning funding by our president can be found on pages 3, 7, 12, and 14.

In response to item 7, the revised disclosure concerning funding by our officers can be found on pages 7 and 12.

In response to item 8, the revised disclosure concerning our officers' lack of prior history with the Company can be found on page 14.

In response to item 9, the disclosure concerning Ms. Resma on page 14 has been revised.

In response to item 10, the disclosure concerning the experience of our directors on page 14 has been revised.

In response to item 11, the section on Executive Compensation has been revised on page 15..

In response to item 12, the section on Market Price of Registrant's Common Equity has been revised on page 17.

In response to item 13, the section on Recent Sales of Unregistered Securities includes an expanded disclosure concerning warrant conversion on page 18. This disclosure can also be found on page 20.

In response to item 14, we have revised the disclosure as requested on page 19.

In response to item 15, we have revised the Statement of Cash Flows on page 28.

In response to item 16, we have revised the Statement of Cash Flows on page 28.

The Company further acknowledges that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,


/s/ Daniel C. Masters                            /s/ Dean Konstantine
-------------------------------                  -------------------------------
Daniel C. Masters, Esq.                          Dean Konstantine
Counsel to E-Band Media, Inc.                    President of E-Band Media, Inc.